ANCORA TRUST

2023 FEE WAIVER AGREEMENT

THIS 2023 FEE WAIVER AGREEMENT is made and entered into effective as of the _21_ day of ___August___, 2023, by and between Ancora Advisors LLC (the “Advisor”) and Ancora Trust (the “Trust”), on behalf of certain series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is an Ohio business trust organized under a Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into (i) an Interim Investment Advisory Agreement (pursuant to Rule 15a-4 under the 1940 Act) and (ii) a new definitive 2023 Investment Advisory Agreement which shall be effective upon the approval thereof by the shareholders of the Funds (such agreements, “collectively, the Advisory Agreement”), pursuant to which the Advisor provides investment advisory and other management services to each series of the Trust for compensation based on the value of the average daily net assets of each series; and

WHEREAS, the Trust and the Advisor have entered into this 2023 Fee Waiver Agreement (the “Agreement”) in order to limit Fund Operating Expenses under both the Interim Advisory Agreement and definitive Investment Advisory Agreement, as defined below.

NOW THEREFORE, the parties agree as follows:

1.

Expense Limitation.

1.1

Expense Limit. During the term of both the Interim Advisory Agreement and the definitive Investment Advisory Agreement, the Advisor shall waive or reduce its fees (but not below zero) to the extent necessary to limit the Funds’ total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of “Acquired Fund Fees and Expenses,” if any) (“Fund Operating Expenses”) to the amounts set forth in Schedule A. The Advisor’s sole obligation under this Agreement shall be to waive or reduce fees as provided herein and the Advisor shall have no obligation hereunder to reimburse any other expenses of any of the Funds.

1.2

Recoupment. The Advisor shall be entitled to recover such waived amounts within the same fiscal year in which the Advisor waived or reduced its fees. No recoupment will occur except to the extent that Fund Operating Expenses, together with the amount recovered, do not exceed both (i) the limit on operating expenses for the relevant Fund at the time such amounts were waived and (ii) the Fund’s current expense limit as set forth in Schedule A (“Operating Expense Limit”). Amounts reduced for periods prior to the effective date of this Agreement are not eligible for recoupment by the Advisor.

1.3

Method of Computation. To determine the Advisor’s liability with respect to waivers, at least once each month the Fund Operating Expenses for each Fund through such date shall be annualized. If, for any time period ending on such date a Fund’s annualized Fund Operating Expenses exceed the Operating Expense Limit of such Fund, the Advisor shall waive or reduce its advisory fee for such period by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

2.

Term and Termination of Agreement.

This Agreement shall terminate upon the expiration of the initial two-year term of the 2023 Investment Advisory Agreement, unless extended thereafter. The Board of Trustees of the Trust may vote to terminate this Agreement if they deem the termination to be beneficial to shareholders of a Fund. This Agreement may be extended, terminated, modified, or revised by the mutual agreement of the parties by amending Schedule A to this Agreement or otherwise as provided for in writing.

3.

Miscellaneous.

3.1

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2

Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, as of the day and year first above written.

ANCORA TRUST

Bradley A. Zucker, President

ANCORA ADVISORS LLC

__________________________________

Frederick D. DiSanto, Chairman and Chief Executive Officer

Schedule A

To

Fee Waiver Agreement

Between

Ancora Trust and Ancora Advisors LLC

Limit on

Total Operating

Fund

Expenses

Ancora Income Fund Class I Class S 1.285% 1.00%

Ancora/Thelen Small-Mid Cap Fund
Class I

Class S

1.39%

1.00%

Ancora Micro Cap Fund Class I Class S 1.60% 1.00%

Ancora Dividend Value Equity Fund

Class I

1.00%

Class S

0.75%